Exhibit (a)(1)(i)

AB PRIVATE LENDING FUND

c/o AB Private Credit Investors, LLC

405 Colorado Street, Suite 1500

Austin, TX 78701

If you do not want to sell your shares of beneficial

interest at this time, please disregard this notice.

This is simply a notification of the Fund’s repurchase offer.

September 26, 2025

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by AB Private Lending Fund (the “Fund”). If you are not interested in selling your shares of beneficial interest in the Fund (“Shares”) for repurchase at this time, please disregard this notice and take no action.

Please note that, except as described below, all Shares that have been issued on or after October 1, 2024 will be subject to an “early repurchase deduction” (except in the case of death, divorce or qualified disability of a shareholder) that will reduce your proceeds by 2% of the aggregate net asset value of the Shares repurchased. Shares that are issued pursuant to the Fund’s distribution reinvestment plan and tendered will not be subject to the early repurchase deduction. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on September 26, 2025 and end at 11:59 p.m., Eastern Time, on October 30, 2025. The purpose of the tender offer is to provide liquidity to shareholders of the Fund. Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

Should you wish to tender all or some of your Shares during this tender offer period, please complete the enclosed Letter of Transmittal and return it by mail to the Fund’s Transfer Agent, Alliance Bernstein Investor Services, Inc., Attention: AB Private Lending Fund, using one of the below options or to your financial advisor as instructed in the Letter of Transmittal:

Regular or Overnight Mail:	Alliance Bernstein Investor Services, Inc. Attention: AB Private Lending Fund 8000 IH 10 W, 13th Floor San Antonio, TX 78230

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

All shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein. The method of delivery of the Letter of Transmittal and all other required documents is at the election and sole risk of the tendering shareholder.

All tenders of Shares must be received in good order by the Fund’s Transfer Agent by 11:59 p.m., Eastern Time, on October 30, 2025.

If you have any questions, please refer to the Offer to Purchase, which is being delivered to you concurrently with this letter and contains additional important information about the repurchase offer, or call the Fund’s Transfer Agent at +1 (800) 221-5672.

Sincerely,

AB Private Lending Fund